EXHIBIT 99.8
CNBC Board Room

INFOSYS TECHNOLOGIES LIMITED
CNBC
Q2 FY 09 RESULTS
OCTOBER 10, 2008

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S. D. Shibulal
Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

Mohandas Pai
Infosys Technologies – Director and Head – HR, E&R, Fac and Adm

Ashok Vemuri
Infosys Technologies – Head – Banking and Capital Markets and Member – Executive Council

BG Srinivas
Infosys Technologies – Head – Manufacturing vertical and Member – Executive Council

Haragopal
Infosys Technologies – Head – Finacle

Udyan Mukherjee
The top management is here to tell us what they have guided and what they see for the next few quarters most importantly. Kris, Shibu and Bala are with us at this point in time. Thanks very much gentlemen for joining in. Kris, the market is completely focused on your dollar guidance for some reason. Why did you have reason to scale it back for the year?

Kris Gopalakrishnan
So then if you look at all the parameters by which you judge a business, in terms of client additions, we have had 40 new clients added this quarter. In terms of operating margin, we have improved the operating margin by 3%. We have increased utilization. Our attrition has come down. Still we are looking to add 4,500 employees in Q3. If you look at pricing, it has been stable. So, every parameter you look at and sequential growth 5.3% in dollar terms and if you look at volume growth, it is 6.5%. If you look at constant currency, it is 7.1%. So, why did we revise the guidance? When you look at constant currency terms, our guidance for the year actually comes down to 16%-18%, 3% drop because of the currency movement. Almost all currencies against dollar have actually depreciated and that has had an impact and that is why 16%-18%. Then when we look at what all has happened in the four weeks prior, it is prudent to be cautious and that is why we have revised the guidance down to 13.1%-15.2%. Nothing is happening at this point with our business but when you look at the environment, we feel it is better to be cautious in this environment. On the EPS side also, correspondingly there is a drop of EPS guidance. It is 13%, just like the top line, if you exclude the tax reversal last year. So, EPS is in line with the predicted growth.

Udyan Mukherjee
It is just conservatism or are you hearing things from your clients about next year’s budgets which is making you very, very cautious about your guidance?

Kris Gopalakrishnan
No, actually, no, we are hearing from the environment. We are not hearing from the client because when you look at the business, it is actually doing quite well. But we are hearing from the environment, there is uncertainty and that is what we are cautious about.

Mitali Mukherjee
Kris, good morning. At this point, what you are guiding to for the next two quarters is almost flat growth, if anything. Of course, that back-ended growth has, I guess, been put on hold for now. But at this point, is there a risk of the guidance being marked down even lower if the situation gets worse over the next two quarters?

Kris Gopalakrishnan
See, we give guidance based on the data and facts we have, right and at this point, I am confident about the guidance. We will have to see.

Mitali Mukherjee
Shibu, we are all working with channel checks in terms of what you are hearing. You have indicated that you expect to see flat pricing but what we are hearing is that clients are actually not taking any call at all on pricing or increasing billing or increasing volumes basically. What is it that you hear on pricing, on volume growth, or whether you can get incremental business?

S. D. Shibulal
So, if you look at last quarter, our pricing has remained same. In fact, if you look at it separately, our onsite revenue productivity has gone up by 0.6%, offshore has gone up by 0.1%. Blended has come down because the mix has changed. So, so far if I look at it, the pricing has remained stable. We have not seen major price renegotiation requests from our clients at this point in time. So in that sense, Q2 has been a very good quarter for us, pricing has remained stable. Revenue growth, as Kris said was 7.1% on constant currency and our guidance is based on what we have seen until Q2 plus all the environmental factors which we are looking at.

Udyan Mukherjee
Do you fear Shibu that when budgets come up for 2009 in January, you will hear bad news, is that why you are getting conservative as well. Is it likely that given the current environment, you can see freeze or cutdown in budgets next year?

S. D. Shibulal
See, last four weeks have been very turbulent, right. There has been a number of organizations with M&A activity, leadership has changed. So it is way too early for us to actually look at next year budget at this point in time because many of those organizations whom we are talking to are going through serious change in leadership, in ownership. So it would be a little too early for us to predict next year’s budget.

Udyan Mukherjee
Bala, if you could explain this constant currency thing which you have now started reporting, why the need for that and how much of any kind of outlook changes because of the cross-currency volatility that you are witnessing now?

 V. Balakrishnan
I think all along the world has been focusing on rupee-dollar rate, but if you look at the cross currencies, there were major movements in the last few months. If you take, for example, Australian Dollar, on an average basis between Q1 and Q2, it moved by 8.5%. That means the Australian Dollar depreciated against US Dollar by 8.5% and if you look at other currencies like UK Pound or Euro, they all depreciated by 5%. If you take the quarter end rate, it is much dramatic because Australian Dollar depreciated by 16% and UK Pound and Euro depreciated by close to 12% to 14%. So, I think those movements impact our reported dollar numbers. I think we had this conversation some time back on the same thing. That is impacting our guidance by around 3%. We gave a guidance of 19%-21%, 3% is impact because of the cross-currency movement which was unexpected. Lot of money is flowing into US. That is putting pressure on these currencies to depreciate. The favorable thing is rupee-dollar rate. Again, if you take the rupee to Euro or rupee to UK Pound, it is almost flat because those currencies have depreciated against the dollar, but rupee has depreciated against dollar again. So for European exports, in terms of rupee realization, it is almost flat. So, that is impacting our reported dollar number and we decreased the guidance because of that and also there is a 3% impact because of the environment. We are cautious. Lot of things have happened in the last few weeks and we have not seen any impact till now. The pricing is still stable. If you take the constant currency, the pricing increased by 1.4%. We have seen 6.5% volume growth. So, all the numbers are good. Till now, we have not seen any big impact on our revenues, on our growth, but we are cautious because the environment is sending mixed signals in the last few weeks.

Udyan Mukherjee
We will come back in just a second to the Infosys management. Let’s get a global perspective in on this as well. Adrian Mowat of JP Morgan joins in from Hong Kong to talk about this and the turmoil that we have seen in the markets now. Adrian, good morning. First on Infosys, is the market justified in the kind of de-rating that we have seen for most IT companies in India because of the US problems.

Adrian Mowat
I think it is not correct to start looking at individual company de-rating in the current environment. You We have watched global equities fall very sharply in the last couple of weeks on the back of already poor performance. What is driving the price of global equities is what is driving credit markets and that is that the financial system has seized up and that is causing the herd to panic. We are beginning to see very major redemptions occurring in mutual funds as US households begin to worry about the value of their pensions and the 401(K) on top of worrying about the value of their homes. So, the fact that an excellently managed company in a very competitive global segment is being de-rated is merely a function of what is going on in the global financial system.

Mitali Mukherjee
Adrian, hi, good morning. When we spoke last, you made the point that you saw global markets almost staring down in a base. After what has happened in terms of crisis through this week, are we beyond that or still staring out?

Adrian Mowat
Yeah, I think the best way to sum this up is a couple of weeks ago, we could have convincingly come on here and said that we are at valuation levels we have never seen before, you must buy equities now. People that did that then found that equity prices continued to fall, credit prices continued to fall and the reason that is occurring is that the banking system at this point in time is not working in the developed world insofar as there is no counter-party trust in the inter-bank markets and that occurred after the collapse of Lehman’s. Policy makers are trying to fix the problem, their attempt to fix the problem with the top bill with some of the measures that China put in place. It looked as if it was going to be successful and then the market began to worry about whether the top is going to be past, it began to weaken and because it has weakened after the initial update policy response, it has become relatively scathing about future policy responses. So, what you should do at this point is to look at the world with a bit of calm, understand that yes, we are going into a global recession, yes, emerging economies are going to slow down, but we are unlikely to go into a depression. You are going to see eventually the central banks and policy makers fix this problem and they are probably going to fix this problem now quite fast because of how rapidly capital markets are falling and when that occurs, you will get a recovery in capital markets. Once that recovery is over, then we will be looking at the consequences of a developed world recession and slower economic growth in the emerging world. We are also going to look at some of the fundamental issues such as a country like India having reasonably high inflation which is a story of growth, but also having a current account deficit and that is partly a function of a large fiscal deficit and people will look for the structural problems to be solved in economies that do have structural problems. As Warren Buffet said, you know who has been swimming naked after the tide has gone out and trust me in the global financial system, the tide has gone out an awfully long way.

Udyan Mukherjee
Right. Shibu, what is your sense of how bad things are in the US and Europe right now? It is just US anymore, it is Europe too. Do you get the sense that they are all staring at a prolonged recession?

S. D. Shibulal
We need to look at our client side because that is what is going to drive…

Udyan Mukherjee
Which is a pretty much spread across sectors

S. D. Shibulal
Right, that’s right, which is a pretty good spread of the environment. See our clients, especially in the BFSI segment are going through change and that change is going to impact their decision making process, that change is going to impact their investment decisions, that change is going to impact some of their budgets for next year. But as I said before, because of the change, there is lot of uncertainty in our clients in the BFSI segment and because the leadership is also changing in many of those clients. Many of the people who were there before are not there anymore and that change is also creating uncertainty in those clients. So, it is kind of little too early for us to get a dipstick out of those clients at this stage. We will go back to them actually during this quarter once it stabilizes, try to get an understanding of where we are. I would expect that the budgets are too early to be talked about at this point.

Mitali Mukherjee
Kris, but that is the problem. The fear is what kind of spillover there is into other sectors. I mean in January, no one saw this coming for he BFSI segment, but it did and now the fear is that it spilt over into a lot of other sectors that you have an exposure to. How real is that right now and how clear is the outlook for you?

Kris Gopalakrishnan:
See, definitely the environment in which we are all operating is going through lot of challenges, lot of issues etc., and that will have an impact, no question about it. Our objective, our goal is to minimize the impact to Infosys, right. To a great extent if you look at Q2, Q2 was a period of also turbulence, but we have managed that through and our goal is that we continue to manage and do better. Having said that, definitely when everybody is going through, you know etc., some impact will be there.

Udyan Mukherjee
Bala, pulling out of Axon, was it a financial decision purely because of the price and the counter-bid or was it a strategic decision because of what has happened with SAP etc. in the last few days, you took a strategic call not to be in that space in a bigger way?

V. Balakrishnan
I think we have done our homework. When we gave a price, we did extensive due diligence. We came with a fair value. We felt there is no need to increase the price now. One looking at the diligence we did and number two, looking at the environment. So, we believe that we have given a fair price and we are not seeing any reason to increase it both strategically and financially.

Mitali Mukherjee
Bala, what is happening with the rupee?

V. Balakrishnan
We always took a call that rupee could depreciate because typically if you look at all the factors whether it is current account deficit or fiscal deficit or inflation, rupee could depreciate in the short term but the pace of depreciation is surprising because it is moving 2% everyday, that is surprising. Rupee has hit an all time high today of 49.30 or so. So I think we are cautious, we have not taken any long-term hedge. We continue with our strategy of covering for the next two quarters at any point of time, we are not going beyond that. We have a hedging positing of $ 932 million. Last quarter we were $ 811 million or so. So we are continuing to take a short-term view and manage that. We have to not only look at rupee-dollar today, we have to look at cross-currencies also. So, we are proactively trying to look at hedging our cross-currency exposure also going forward.

Udyan Mukherjee
Shibu, can you update us on what is going on in Europe because last fortnight the bad news has been coming from there and last quarter you had a little bit of a hiccup with your largest client which was in Europe. Any client-specific problems or any issues which are cropping up in that geography?

S. D. Shibulal
Actually there are no client-specific problems in Europe right now. In fact, Europe has grown this year, this quarter. Europe crossed 28% this quarter as part of our revenue, it is 28.1% and last quarter it was 27.3%, so there is no client specific issues and Europe has shown good growth, very much in line with our strategy of investing into Europe.

Mitali Mukherjee
Adrian, just to get back to you, very quickly on that point you were making about redemption pressures, is this something you are beginning to see very specific to emerging markets in Asia as well because the MSCI APAC has had a terrible week this week.

Adrian Mowat
Sorry, I missed the beginning of that question, could you ask me it again.

Mitali Mukherjee
Are you seeing extensive redemption pressures on Asia and emerging markets in specific Adrian?

Adrian Mowat
Yes, we are. I mean it is across the board in equity, mutual funds. If you look at the data point, we have something like $ 40 billion of inflow into EM funds last year. We are about $ 33 billion of outflow so far. What we saw was a collapse in commodity prices which led to severe weakness in Brazil and Russia which added to the pressure for redeeming emerging market funds, particularly BRIC funds. So we are definitely in that capitulation stage, that stage in which people are liquidating assets. It is rather painful but it probably indicates that we are towards the closing moments of this very uncomfortable crash.

Udyan Mukherjee
Kris, looking at the environment and you have been through very difficult global environments in the past as well at Infosys. What is more at risk, is it volume growth in dollars or is it pricing, typically what tends to fall off in this kind of environment?

Kris Gopalakrishnan
Actually, we are not seeing impact on pricing. So the delays in decision making, etc., having an impact on growth rate. That is where we are seeing the issue.

Udyan Mukherjee
In the past turbulence phases, has pricing has not been affected for Infosys?

Kris Gopalakrishnan
See, there is a difference. We were in the peak in the 2001 period because of the internet bubble and things like that and so pricing got impacted at that point. Today, that situation is not there actually.

Mitali Mukherjee
Shibu, if you were to draw a parallel between 2001-2002 and now, how similar or dissimilar would you say the situation is?

S. D. Shibulal
No, as Kris said actually pricing is very different today because we were coming off a pricing bubble in 2001-2002. We are larger. Our client base is much large. In 2001-2002, we had possibly 200 clients. Today we over 550 clients. Our million dollar clients today are 325 which means that we have clients with whom we have long relationships. Our deals in Q2 are very interesting. It is also important to see that in Q2 we had great wins in our transformational phase. So irrespective of all these challenges, we are able to win very good deals in the market. In Q2 alone, we have won 5 transformational deals, also of very good size; 5 large outsourcing deals, 2 of them above $ 100 dollars and one very close to $ 100 million over the next 3-5 years. So there have been very good wins in both the areas, irrespective of all the challenges that we are facing in the market. So in that sense, the situation is very different today because we are larger, we are stronger, we have many more clients and we have many more clients with whom we have very long relationships.

Udyan Mukherjee
Just before you go, has this cautious outlook changed your recruitment plans in the foreseeable future in any significant way?

Kris Gopalakrishnan
No. We are looking to recruit 25,000 this year. In Q3 alone, we will be recruiting 4,500 people. Last quarter, we said 10,000. We have actually recruited more than 10,000 in Q2. So our recruitment outlook has not changed. The utilization has improved. It is now at about 74.1%, last quarter it was about 72.3%, so outlook has not changed.

Udyan Mukherjee
Okay, let us take a break. 3330 nifty, still 670 points down on the Sensex. What is Infosys doing? Well, 1180 which is a whole lot better than 1050 where it started, so 6% down which is pretty much in sync with the market. We will come back with more on the market and of course more from Infosys.

Mitali Mukherjee
Just about stable now for the market; 5% down on the Nifty, 6% down on the Sensex. Of course the breadth has been consistently bad as it still is 1000 stocks to the declining side and many influential stocks are still struggling. ICICI Bank is still down 13%. From the commodity space, ___ has had an extremely bad session and is down almost 10%. Technology has come off the lows of the day but still the cuts are anywhere between 8%-10%. By the way, the rupee has seen a bit of a rebound today from 49.30, now it has pulled back quite significantly. The news that has come in from there is that the RBI has announced CRR cut of 150 bps, 50 plus 100, so in toto 150 and the rupee should come back up on the screen. We are still speaking with the Infosys management. Ashok Vemuri joins in now as does Mohandas Pai. Ashok, you are in the middle of it all. So tell us what is happening? Yeah absolutely literally, tell us what is happening by way of pricing and what is exactly happening with key BFSI clients right now?

Ashok Vemuri
So, this is a very interesting time for financial services clients and especially for those service providers that are servicing them. From a pricing perspective, as Shibu mentioned earlier the pricing is stable at this point of time. We are continuing to see traction with our large clients. I think the investments that we have made in the past are beginning to bear fruit in a much larger way. The kind of deals that we are doing now and are getting invited to, are very different from the ones that we did in the past. There is some amount of commodity. There is a lot of it on the revenue side of it. They want to drive more efficiencies, there is lot of post merger and integration work etc., that is coming. So we are still seeing traction, we are still engaged very deeply with our clients and the way we see it, the pricing is stable, and we are in traction with our clients.

Udyan Mukherjee
We keep hearing stories about how clients like JP Morgan, etc., are asking for price cuts. Have you had specific instances of clients without mentioning names who are pressing for some pricing discounts?

Ashok Vemuri
We are in constant negotiation with our clients for various transactions. We have not had any price cut or a request for a price cut. Where ever there have been discussions on the value that we bring to the table, our clients have been more than satisfied with our track record and expertise that the price they are paying is for the value that they are getting.

Mitali Mukherjee
What is happening with new projects, Ashok? I mean, the existing ones might be playing out but we believe that there is actually a freeze now on new projects or increased allocation, any specific trends you have picked up yet?

Ashok Vemuri
There is no freeze that we are seeing. We have been getting to see existing transactions ramp up. We are also seeing new transactions. Obviously, because of the environment and the churn in the executive suite, it is now that these are getting deferred or delayed and that’s natural and something that we expect and factor in but we have not seen any freezing down or not signing of new accounts or new projects. In fact, if you look at the number of new accounts that have opened up, the new accounts side, the maximum number have been in the BFSI space, spread evenly across Europe and North America.

Udyan Mukherjee
Mohan, Kris was saying that no change in recruitment plans, but are you becoming a bit more cautious looking at the environment about the number of people you are about to recruit?

T. V. Mohandas Pai
Yes, of course, we have to be more cautious. I mean obviously, the growth is down and we have not come to a conclusion about next year and as part of what we are doing we got to be more cautious. But the point is that you have made commitments to people last year. You have to honor those commitments. We had made commitments of 18,000 offers, about 11,700 offers have been executed. So that leaves about 6,300 offers. I think next week we are going to send letters out to them telling them when to come for training. So possibly end October, November, December, they will be coming for training, just like last year. We are following the same stance like last year. By December, they will be in, but the challenge is to keep them engaged. We are working out various means to keep them engaged in the sense that we are creating a bank of projects for them to handle, we are accelerating training, we are making sure that we train them in re-useable objects to make them much more productive, we are making sure that people who want to learn new technologies are enabled to do that. So lot of activities are happening on the education side to keep them engaged.

Udyan Mukherjee
No, what I was asking is, is there enough work for so many people or would you work with a larger bench for a few months which means that…

T. V. Mohandas Pai
We have a larger bench. Utilization is just 74%. So the bench is larger and the bench is going to remain large for some time. I mean growth rates are down compared to what we had budgeted. The recruitment numbers are the same, so bench is going to be large. The bench is going to be large, we have to keep people engaged but at the same time, this is an opportunity for us to take specialized high quality talent. I mean we have to wait. Like Bala keeps telling us we have $ 1.9 billion of cash in hand. We have prepared this company for the times when times could be not as rosy as earlier. The external environment may not be as rosy as earlier. We have prepared the company and we are doing everything.

Mitali Mukherjee
I believe Mohan that lateral hiring has been put on hold or has been slowed down considerably, is that the case for Infosys?

T. V. Mohandas Pai
Well, lateral hiring depends upon market needs. So lateral hiring has always been very flexible. When the market has been booming, we increase lateral hiring; when the market is slower, we reduce lateral hiring. So it fluctuates from time to time depending upon what we need.

Mitali Mukherjee
What is your sense on what is happening with the industry though Mohan, I mean, we have heard some storied about mid-cap IT companies not giving out salaries for a couple of months, people have been told to take a vacation literally for 1 or 2 months, is the situation that bad for a couple of mid-cap IT players?

T. V. Mohandas Pai
Well, I think the mid-cap IT players, there have been reports that they have been going through a bad patch for the last couple of years. I mean it is not something that has been happening right now. Possibly what is happening today is getting accentuated but they have been going through a bad patch. If you read all analysts’ report, you will find that the larger companies have been growing. There has been consolidation going on globally. We saw a very large company buying another company globally. I mean this is the way the industry is going to evolve. If you are going to be a smaller company, you have got to be very specialized in technology or possibly fulfil a niche need. You are going to do everything that the big guys do, your competitive advantage is very much less.

Mitali Mukherjee
Bala, how much of a margin challenge does this environment present to you where you might be working with lower utilization levels, higher benches or fluctuating currency and maybe flat to declining pricing, do you think it will challenge your margin assumptions for the next 2-3 quarters?

V. Balakrishnan
No, I think the beauty of this company is they have much better financial control. Our aspiration is always to have better margins. We are not dropping our prices and be opportunistic in the market. We are very selective in what we want to take. I think if you look at the guidance what we have given for this year; it assumes a lower utilization for the next 2 quarters but still maintaining the margins on a year-on-year basis. So I think margin is not a big worry at this point of time. We have enough flexibility in our model to take some additional costs and the model is well prepared. We are not saying that the world has come down. There are enough opportunities in the market place. So we are creating the flexibility needed to take on the growth within the existing model so that tomorrow if the market is there, we will be the best positioned to grow.

Mitali Mukherjee
Ashok, what is your own sense of what has happens post all these M&A in the financial industry abroad. I mean, for you from what you see right now, does it spell increased business or do you think things will remain indecisive for a while?

Ashok Vemuri
Well, for one, it reduces dramatically the number of clients we have because there is consolidation but at the same time it really brings in, say for example, there are duplicate systems across these 2 companies, there are efficiencies drivers that you need to bring in, they have excess of people, etc., there are cost pressures etc. that need to be looked at and they are looking to be nimble. There are very few players left who play on the global scale and they are looking to be efficient, they are looking to be nimble, they are looking to be agile and they are looking for quick solutions and they are looking for a lot more that they want to do with their service providers especially those that have proven track record of domain capability and technology capability. So we actually do expect to see once that does settle down and it is heartening to see that so much effort has been put in to actually repair all of this system which was obviously broken and hopefully it will actually repair itself and we will be able to see a lot more traction.

Udyan Mukherjee
Have you had occasion to turn away some clients in this quarter because of the kind of pricing that they have been pushing for?

Ashok Vemuri
So this is not a new strategy. We have always had looked only at those clients and those models which makes sense to all our stake holders and we continue to do that. At this point of time in the past couple of months, we have never had an opportunity where we have had to turn away a client because of pricing. I think nobody is looking at pricing from just a rate or a dollar perspective. It is more outcome-based. Gone are the days when people actually compare one service provider with the other based on the rate. It is more outcome-based which is heartening for somebody like us because we have invested in building those capabilities and technologies. So when you get into an outcome-based, more end-to-end, more solutions and more focused kind of transactions where we bring in our product like Finacle, etc., on a combined basis, the value proposition is extremely appealing to our clients. So we have not had an issue with that at all.

Mitali Mukherjee
Bala, Kris indicated though that the blended pricing has moved down, is this more an outcome of what is happening with offshore pricing rate?

V. Balakrishnan
No, I think it is more due to the change in business mix because the offshore as a proportion has increased, that’s why the blended has come down, that too marginal at 0.3%. If you take constant currency, it actually went up by 1.4%. So pricing we are very comfortable. We have not seen any drastic reduction in prices. It is stable at least till now. We believe that it will be stable for some more time. What we have to worry about is the volume growth.

Udyan Mukherjee
Mohan, any thoughts about cutting salary costs, etc., given the kind of pressures that you have seen?

T. V. Mohandas Pai
Well Udyan, you will remember that we keep talking about a variable cost structure. Our variable cost structure for available compensation means that in offshore, 30% of the salaries are available and we are still paying a very high variable component, I mean payout is very high despite the fact that the volume growth has not been up to the mark possibly, the pay out is very good. So we have created a variable cost structure which is pretty good which allows us to last and we do not see any salary cut and things like that. I mean we have enough flexibility in the system and we have built this company for the day like this when there is so much of global uncertainty. We will take good care of our people.

Mitali Mukherjee
You have lived through 2000 and 2001 as well Mohan, just by way of what is happening with the employee work force etc., and hiring and salaries, how similar is the situation right now.

T. V. Mohandas Pai
Well I think this is much more catalyst than the other one because that was confined to the tech sector and may be Wall Street. Now this is in main street. So, we have to see the impact. This is a global liquidity crisis. We have got to see that institutions have been being failing, very large robust institutions. So we have got to see how it pans out. I mean this is a very different thing, we lived through that, we came out in pretty good shape but now we have a larger employee base, we have a better structure, we have more cash in the bank, we are I think much better prepared to last this out.

Mitali Mukherjee
Cash in Indian bank right, Mohan you have to be careful these days.

Udyan Mukherjee
Bala, your thoughts on, I mean, as not wearing your Infosys hat, but generally as a CFO hat, the CRR cuts which Reserve Bank has initiated, what do you think about it.

V. Balakrishnan
Well, I think it is a good move. There is a lot of liquidity trends in the market. If you look at the forward premium for example, it is negative for the next one year. So I think market badly needs liquidity. I know that RBI is worried about inflation. So they do not want to infuse lot of money into the system, but as I said earlier, you cannot handle all the three together. You will have to let go one, if you are focussed on inflation, then the rupee will be impacted and growth will be impacted. So they have to make a choice at some part of time, I think they have made the choice at the right time.

Udyan Mukherjee
Okay, lets take a break, markets have come off their low, still down about 4.5% to 5% on the Sensex but seems to be stabilizing at least for the morning for the moment as may be we speak to you soon, but lets take a break and come back with more, the stock under intense pressure this morning, once again there is ICICI Bank, that is indeed your biggest loser this after a CRR cut which has led most banks up, but ICICI Bank sees no redemption, Rs. 392 is the price on that stock now, what was the high is close to Rs. 1500. We will come back

Welcome back, 3347 Nifty, we are just running through quickly the stocks which have collapsed this morning, ICICI Bank we spoke about, Reliance Communications has had a bad run this morning, 10% down at 269, ___ has fallen quite a bit with crude, that is down to 155, TICSO is down to 309, that is nearly 9%, BHEL has collapsed to 1350, that is down 8% as well as Satyam is down 8%, TCS is now at Rs. 510, that is an unexpected level if you would look couple of months back. Lever has started cracking now, Hindustan Lever was a rock in this fall but that stock is down to Rs. 222 and Reliance came off the lows of the day but still is at Rs. 1550, L&T too is hovering just around that 900 rupee mark. So it is not out of the woods the market, but just about stabilizing with the 5% cut after starting the day 9.5% down, the rupee should also come up on your screen that opened the day at a very, very scary level of 49.30 to the dollar and as we speak, it is 48.77. So that has pulled back up quite a bit. The CRR cut of, of course you know by now 150 basis point starting tomorrow. So 50 plus 100, that is quite a significant amount of money which is going to come into the system, perhaps the reason the market has come off its lows. The Finance Minister is going to make a statement about injecting liquidity and economic scenario globally and locally which is unfolding but before that, lets quickly wind up Infosys. Some new members of the management have joined in. B.G. Srinivas who head the Europe geography and Haragopal who looks at Finacle also with us now. BG how are things in Europe, we keep hearing a lot of bad news from that geography.

B.G. Srinivas
It only shows that the world is getting much more interconnected as we all knew, but yes the uncertainty would creep into Europe. There is no doubt but it is not necessarily impacting all sectors as of today. The dynamics in Europe continues to be more, I would say heterogeneous and each country has different challenges, but by and large, yes, businesses are getting impacted, their demand outlook is a little uncertain. At the same time they are facing challenges of managing cost which is also leading to certain interesting trends in terms of what they are doing about it. As we are aware that in terms of the way they looked at outsourcing and then looked at how they would improve internal efficiencies, it was more driven internally by their own employees, but we see a trend in the last 6 months, more and more companies on seeking advise and doing their outsourcing in a much more professional manner, in a much more consolidated manner. So we see companies looking at optimizing their cost of outsourcing and in a way that instead of looking at individual contractors, they are looking at vendor consolidation. So we have been participating in some of these discussions and we see as you have seen the numbers for Infosys, we see in business outside the financial services, both in manufacturing, telecom, media, pharma, as well as entertainment, business is still doing well. We see the fact that the vendor consolidation would help companies like us who can support them globally on their global initiatives. The currency movements again in Europe are also impacting their own business and in that manner, we are able to support them. Yes, in summary, yes, the businesses are uncertain but at the same time because of the fact that the outsourcing maturity is now creeping in, we would see more and more companies looking for outsourcing and we see the fact that the vendor consolidation would help them look for alternative models which will increase flexibility for them in looking at companies like us.

Mitali Mukherjee
BG, we were just speaking to Kris about the fact that H2 for Infosys now becomes almost flat growth. If he has to break that into growth for Europe, would you say flat, would you say there is danger of it de-growing or you are still seeing it ticking up.

B. G. Srinivas
My assessment of Europe is that it will continue to grow. It will be marginally up, it will not be flat as compared to the rest of Infosys because if you take the historical trend and also the new businesses we had added in the last quarter, we would see an upside from the overall Infosys guidance of flat H2

Mitali Mukherjee
Candidly though BG would you say there is a clear handle now on the situation because all this news from Europe has only started coming out, what in the last fortnight.

B. G. Srinivas
Yeah, that is true. It is still early and even if you see most of this news is still impacting only the financial services sector and for it to take impact for on other sectors, we need to wait and watch. But look at it this from this perspective, the fact that there is significant headroom still in Europe, our penetration of Europe is still small, last year we crossed a billion dollars in revenue. We are still about 28% about global revenues, the head room is still large. So from a relative perspective, I think there is a good head room and in sectors where the business is still continuing as usual, manufacturing, pharma, telecom, entertainment and media, we see still business as going as usual and then the fact that vendor consolidation is happening, there are more opportunities for us to participate. In fact one of the large deals which were won last quarter, was in Europe. The two business transformation deals which we won in the last 2 quarters, have started to show revenue trends and you will the revenue upside happening, which happened in Q2 to continue into Q3.

Udyan Mukherjee
Haragpoal is your target universe shrinking for Finacle or you are okay.

Haragopal
Not exactly, in fact the growth journey continues. Two things, one is in terms of the diversity what we have, it is pretty diverse and we are there in all the five continents, all the five continents we have home country deals and if you really look at last quarter itself, we have won four deals and we have completed three large projects in the last quarter itself. Having said that, we definitely want to keep a watch and continue to look at how it is all planning out. Second thing as I see is that there is a good opportunity for mid-segment banks to really take this opportunity to bring transformation and efficiencies, that is what we are looking at in terms of the growth.

Mitali Mukherjee
When you go out and speak to a lot of the clients, are they as open to engaging in discussion because what we understand is that the situation is still in a flux and most things are just being kept on hold right now?

Haragopal
No, not exactly, now look at it. Whenever you are talking about transformation, it is a long term view of the business and if you really look at whatever transformation and implementations happening for Finacle, they all are happening as usual and there is no change in the direction or in the pace. Second thing is in terms of the new initiatives, both on efficiency as well as effectiveness dimension, examples like direct banking, this is something picking up in many markets including in North America as well as in Europe. So yes there will be a few geographies which would still see some amount of action and then there will be, we need to really watch, of course this segment as well. While there may not be decision in the tier 1 kind of bank as we see for transformation. Segment 2 is pretty much going on well.

Udyan Mukherjee
Thanks gentlemen, good luck for next couple of quarters. That’s Infosys, markets remain extremely volatile though. So why do not we take a quick break and come back hopefully with the Finance Minister addressing the nation and of course lets try and get some voices on the CRR cut and its impact on the financial markets in a minute when we return.